Exhibit 99.1

Intelligent Living Application Group Inc. Announces 1-for-10 Share Consolidation (Reverse Stock Split)

Hong Kong, December 26, 2025 (PR Newswire) — Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced, on December 15, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “Ordinary Shares”) and preferred shares including Series A and Series B preferred shares (the “Preferred Shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares and Preferred Shares (collectively, the “Shares”), at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”).

On December 22, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- ten (10) and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s Ordinary Shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The current pre-split number of Ordinary Shares outstanding is 20,769,483 with a par value of $0.0001 and the post-split number of Ordinary Shares outstanding will be approximately 2,077,448 with a par value of $0.001. The new CUSIP number for the Company’s Ordinary Shares post-consolidation is G4804S119. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The current pre-split number of Series A preferred shares outstanding is 2,000,000 with a par value of $0.0001 and the post-split number of Series A preferred shares outstanding will be approximately 200,000 with a par value of $0.001. The current pre-split number of Series B preferred shares outstanding is 10,000,000 with a par value of $0.0001 and the post-split number of Series B preferred shares outstanding will be approximately 1,000,000 with a par value of $0.001.

The Company’s shareholders will receive one post-consolidation Share for every ten pre-consolidation Shares held by them. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. No fractional shares will be issued and the fractional shares will be round up in connection with the Share Consolidation. The rights of the holders of the shares of the Company will be substantially unaffected by the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com